Exhibit 21.1

Subsidiaries of the Company as of April 7, 2023

Subsidiary*	Jurisdiction of Organization
GlassBridge Arrive Investor, LLC	Delaware
GlassBridge Athlete, LLC	Delaware
GlassBridge Capital, LLC	Delaware
GlassBridge Investment Management, LLC	Delaware
Memorex Products Inc.	Delaware
NXSN Acquisition Corp.	Delaware

*Certain subsidiaries listed are indirectly and/or partially-owned.